Spanish Broadcasting System, Inc.
2601 S. Bayshore Drive, PH 2
Coconut Grove, FL 33133
December 3, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Paul Monsour
Dear Mr. Monsour:
On behalf of Spanish Broadcasting System, Inc., I am writing to formally and respectfully request an extension of time to respond to your letter dated November 23, 2009 (the “Comment Letter”). We are in the process of preparing our response to the Comment Letter, which requires the input and involvement of our Audit Committee, outside auditors and legal professionals. Given the required input of multiple parties who are also involved in the review of all of our SEC filings, we cordially request to extend our response date to no later than Tuesday, December 22, 2009.

Very truly yours,
/s/ Joseph A. Garcia
Chief Financial Officer
Spanish Broadcasting System, Inc.